SHARE EXCHANGE AGREEMENT

THIS SHARE EXCHANGE AGREEMENT (the "Agreement") is made and entered into effective December __, 2009, by and among PINNACLE RESOURCES, INC. a Wyoming corporation ("Pinnacle"), IRON EAGLE GROUP, a Nevada corporation ("Iron Eagle"), and the shareholders of Iron Eagle listed on the signature page and Schedule A hereto, constituting all of the shareholders of Iron Eagle (collectively, the "Shareholders").

RECITALS:

A. The Shareholders own all of the issued and outstanding capital stock of Iron Eagle, consisting of 1,000 shares of common stock, $.001 par value per share (the "Iron Eagle Shares").

B. Pinnacle desires to acquire the Iron Eagle Shares from the Shareholders in exchange for 373,491,825 shares of restricted common stock, $.00001 par value per share, of Pinnacle (the "Pinnacle Shares") to be issued to the Shareholders, which shares shall represent 92% of the issued and outstanding shares of Pinnacle after completion of the within transaction.

C. The Shareholders desire to exchange their Iron Eagle Shares for the Pinnacle Shares upon the terms and conditions set forth herein.

D. In connection with this Agreement and pursuant to the terms and conditions of the Escrow Agreement dated December __, 2009 attached hereto as Exhibit A ("Escrow Agreement"), in order to satisfy all outstanding obligations of Pinnacle hereunder, the Pinnacle Shares will held in Escrow subject to release in accordance with the terms of Paragraph 5.9 of this Agreement.

E. It is the intention of the parties hereto that: (i) Pinnacle shall acquire the Iron Eagle Shares solely for the consideration set forth below (the "Exchange"); (ii) the Exchange shall qualify as a transaction exempt from registration or qualification under the Securities Act of 1933, as amended (the "Securities Act"), and (iii) the Exchange shall qualify as a "tax-free" transaction within the meaning of Section 368 of the Internal Revenue Code of 1986.

         NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained in this Agreement, the parties hereto agree as follows:

SECTION 1. EXCHANGE OF SHARES AND OTHER TRANSACTIONS

1.1 Exchange of Shares. On the Closing (as hereinafter defined), the Shareholders shall tender the Iron Eagle Shares to Pinnacle and Pinnacle shall issue the Pinnacle Shares to the Shareholders in exchange therefor. The Shareholders shall each execute an Investment Letter at or prior to the receipt of the Pinnacle Shares substantially in the form of Exhibit B hereto.

1.2 Delivery of Iron Eagle Shares. On the Closing Date, the Shareholders will deliver to Pinnacle the certificates representing the Iron Eagle Shares, duly endorsed for transfer (or with executed stock powers) so as to convey good and marketable title to the Iron Eagle Shares to Pinnacle, and, promptly thereafter, Pinnacle will cause its transfer agent to deliver certificates evidencing the Pinnacle Shares to the Shareholders in accordance with written instructions received from Iron Eagle to Pinnacle prior to the closing.

1.3 Issuance of Loan to Pinnacle. Upon execution of this Agreement, Iron Eagle shall loan the sum of $10,000 to Pinnacle to pay off certain of its liabilities.

1.4 Delivery of Pinnacle Shares to Escrow Agent. On the Closing Date, Pinnacle shall deliver the Pinnacle Shares to the Escrow Agent, which shares shall be held pursuant to the terms of Escrow Agreement. The Shareholders shall have the right to vote the Pinnacle Shares while they are held in Escrow but shall be prohibited from selling or transferring the Pinnacle Shares unless and until they are released to the Shareholders from Escrow as provided in Section 5.9 of this Agreement.

SECTION 2. REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

         Each of the Shareholders represents and warrants to Pinnacle as follows:

2.1 Information on Shareholders. Each of the Shareholders is an "accredited investor," as such term is defined in Regulation D promulgated under the Securities Act, or is otherwise experienced in investments and business matters, has made investments of a speculative nature and has such knowledge and experience in financial, tax and other business matters as to enable him to evaluate the merits and risks of, and to make an informed investment decision with respect to, this Agreement. Each of the Shareholders understands that his acquisition of the Pinnacle Shares is a speculative investment, and each of the Shareholders represents that he is able to bear the risk of such investment for an indefinite period, and can afford a complete loss thereof.

2.2 Investment Intent. Shareholders understand that the Pinnacle Shares have not been registered under the Securities Act, and may not be sold, assigned, pledged, transferred or otherwise disposed of unless the Pinnacle Shares are registered under the Securities Act or an exemption from registration is available. Shareholders represent and warrant that each is acquiring the Pinnacle Shares for his/its own account, for investment, and not with a view to the sale or distribution of the Pinnacle Shares except in compliance with the Securities Act. Each certificate representing the Pinnacle Shares will have the following or substantially similar legend thereon:

"The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended (the “Securities Act") or any state securities laws. The shares have been acquired for investment and may not be sold or transferred in the absence of an effective Registration Statement for the shares under the Securities Act unless, in the opinion of counsel satisfactory to the Company, registration is not required under the Securities Act or any applicable state securities laws."

2.3 Ownership of Iron Eagle Shares and Authorization of Agreement. Shareholders are the sole record and beneficial owners of the Iron Eagle Shares, all of which shares are owned free and clear of all rights, claims, liens and encumbrances, and have not been sold, pledged, assigned or otherwise transferred except pursuant to this Agreement. There are no outstanding subscriptions, rights, options, warrants or other agreements obligating Shareholders to sell or transfer to any third person any of the Iron Eagle Shares owned by Shareholders, or any interest therein. Shareholders have the power to enter into this Agreement and to carry out his, her or its obligations hereunder. This Agreement has been duly executed by Shareholders and constitutes the valid and binding obligation of Shareholders, enforceable against Shareholders in accordance with its terms.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF IRON EAGLE

Iron Eagle, hereby represents and warrants to Pinnacle as follows, with any exceptions thereto being denoted on the applicable schedule to this Agreement:

3.1 Organization and Good Standing. Iron Eagle is a corporation, duly organized, validly existing and in good standing under the laws of the State of Nevada, and is entitled to own or lease its properties and to carry on its business as and in the places where such properties are now owned, leased or operated and such business is now conducted.

3.2 Authorization; Enforceability; No Breach. Iron Eagle has all necessary corporate power and authority to execute this Agreement and perform its obligations hereunder. This Agreement constitutes the valid and binding obligation of Iron Eagle enforceable against Iron Eagle in accordance with its terms, except as may be limited by bankruptcy, moratorium, insolvency or other similar laws generally affecting the enforcement of creditors' rights. The execution, delivery and performance of this Agreement by Iron Eagle and the consummation of the transactions contemplated hereby will not:

(a) violate any provision of the Charter or By-Laws of Iron Eagle;

(b) violate, conflict with or result in the breach of any of the terms of, result in a material modification of, otherwise give any other contracting party the right to terminate,  or constitute  (or with notice or lapse of time or both constitute) a default under,  any contract or other  agreement to which Iron Eagle is a party or by or to which it or any of its assets or properties  may be bound or subject;

3.3 Consents and Approvals. No filing with, and no permit, authorization, consent, or approval of, any public body or authority or any third party is necessary for the consummation by Iron Eagle of the transactions contemplated by this Agreement.

3.4 Litigation. There is no action, suit or proceeding pending or threatened, or any investigation, at law or in equity, before any arbitrator, court or other governmental authority, pending or threatened, nor any judgment, decree, injunction, award or order outstanding, against or in any manner involving Iron Eagle or any of Iron Eagle's properties or rights which (a) could reasonably be expected to have a material adverse effect on Iron Eagle taken as a whole, or (b) could reasonably be expected to materially and adversely affect consummation of any of the transactions contemplated by this Agreement (collectively, a "Material Adverse Effect").

3.5 Brokers or Finders. Iron Eagle shall pay a one percent (1%) finder’s fee to George Matin as set forth in Schedule A. No other broker's or finder's fee will be payable by Iron Eagle in connection with the transaction contemplated by this Agreement, nor will additional fee be incurred as a result of any actions by Iron Eagle.

3.6 Real Estate.  Iron Eagle neither owns real property nor is a party to any leasehold agreement.

3.7 Financial Statements. Iron Eagle does not currently have any financial statements but represents that it will have provide audited fiscal 2009 Financial Statements to Pinnacle within thirty (30) days from the closing of this Transaction.

3.8 Capitalization. The authorized capital stock of Iron Eagle consists of 1,000,000 shares of common stock of which 1,000 shares are presently issued and outstanding. Iron Eagle has not granted, issued or agreed to grant, issue or make available any warrants, options, subscription rights or any other commitments of any character relating to the unissued shares of capital stock of Iron Eagle. All of the Iron Eagle Shares are duly authorized and validly issued, fully paid and non-assessable.

3.9 Full Disclosure. No representation or warranty by Iron Eagle in this Agreement or in any document or schedule to be delivered by them pursuant hereto, and no written statement, certificate or instrument furnished or to be furnished to Pinnacle pursuant hereto or in connection with the negotiation, execution or performance of this Agreement contains, or will contain, any untrue statement of a material fact or omits, or will omit, to state any fact necessary to make any statement herein or therein not materially misleading or necessary to a complete and correct presentation of all material aspects of the businesses of Iron Eagle.

3.10 Iron Eagle Payment of Certain Liabilities. Iron Eagle will assume responsibility for paying (i) December 2009 operating expenses of Pinnacle in the amount of Thirty Thousand Dollars ($30,000), which amount will be delivered to Pinnacle no later than January 6, 2010; (ii) the costs to bring Pinnacle current in its reporting obligations under the Securities Exchange Act of 1934, which costs are estimated to be approximately Twenty Thousand Dollars ($20,000); and (iii) Pinnacle’s operational overhead in the amount of Thirty Thousand Dollars ($30,000) per month for the months of January and February 2010.  Each monthly payment shall be due no later than the fifteenth day of that monthly period.

SECTION 4. REPRESENTATIONS AND WARRANTIES OF PINNACLE

Pinnacle hereby represents and warrants to Iron Eagle and the Shareholders as follows:

4.1 Organization and Good Standing. Pinnacle is a corporation duly organized, validly existing and in good standing under the laws of Wyoming, and is entitled to own or lease its properties and to carry on its business as and in the places where such properties are now owned, leased or operated and such business is now conducted. Pinnacle is qualified to do business as a foreign corporation in each jurisdiction, if any, in which its property or business requires such qualification.

4.2 Authorization; Enforceability; No Breach. Pinnacle has all necessary corporate power and authority to execute this Agreement and perform its obligations hereunder. This Agreement constitutes the valid and binding obligation of Pinnacle enforceable against Pinnacle in accordance with its terms, except as may be limited by bankruptcy, moratorium, insolvency or other similar laws generally affecting the enforcement of creditors' rights. The execution, delivery and performance of this Agreement by Pinnacle and the consummation of the transactions contemplated hereby will not:

(a) violate any provision of the Charter or By-Laws of Pinnacle;

(b) violate, conflict with or result in the breach of any of the terms of, result in a material modification of, otherwise give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both constitute) a default under, any contract or other agreement to which Pinnacle is a party or by or to which it or any of its assets or properties may be bound or subject;

(c) violate any order, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body against, or binding upon, Pinnacle, or upon the properties or business of Pinnacle; or

(d) violate any statute, law or regulation of any jurisdiction applicable to the transactions contemplated herein which could have a Material Adverse Effect on the business or operations of Pinnacle.

4.3 The Pinnacle Shares. The Pinnacle Shares to be issued to the Shareholders have been, or will have been, prior to the Closing, duly authorized by all necessary corporate and shareholder actions and, when so issued in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable and will not be issued in violation of the pre-emptive or similar rights of any person.

4.4 Compliance with Laws. Pinnacle has complied with all federal, state, county and local laws, ordinances, regulations, inspections, orders, judgments, injunctions, awards or decrees applicable to it or its business which, if not complied with, would materially and adversely affect the business or financial condition of Pinnacle.

4.5 Consents and Approvals. No filing with, and no permit, authorization, consent or approval of any public body or authority or any third party is necessary for the consummation by Pinnacle of the transactions contemplated by this Agreement.

4.6 Litigation. There is no action, suit or proceeding pending or threatened, or any investigation, at law or in equity, before any arbitrator, court or other governmental authority, pending or threatened, nor any judgment, decree, injunction, award or order outstanding, against or in any manner involving Pinnacle or any of Pinnacle's properties or rights which (a) could reasonably be expected to have a material adverse effect on Pinnacle taken as a whole, or (b) could reasonably be expected to materially and adversely affect consummation of any of the transactions contemplated by this Agreement.

4.7 Brokers or Finders. No broker's or finder's fee will be payable by Pinnacle in connection with the transaction contemplated by this Agreement, nor will any such fee be incurred as a result of any actions by Pinnacle.

4.8 Real Estate. Pinnacle neither owns real property nor is a party to any leasehold agreement, except for current office lease for Colorado office, and a photocopier/fax lease.

4.9 Assets. Pinnacle owns all rights, title and interest in and to its assets, free and clear of all liens, pledges, mortgages, security interests, conditional sales contracts or any other encumbrances.

4.10 Financial Statements. The unaudited balance sheet of Pinnacle at March 31, 2009 and the audited balance sheet of Pinnacle at December 31, 2008 and 2007 and related statements of operations, cash flow and shareholders' equity (the "Pinnacle Financial Statements") fairly present in all material respects the financial position of Pinnacle as of the respective dates thereof, and the other related statements included therein fairly present in all material respects the results of operations, changes in shareholders' equity and cash flows of Pinnacle for the respective periods or as of the respective dates set forth therein, all in conformity with generally accepted accounting principles consistently applied during the periods involved, except as otherwise noted therein.

4.11 Absence of Changes; No Undisclosed Liabilities. Except as disclosed in its Form 10-KSB for fiscal year ended June 30, 2008, Form 10-Q for the quarter ended March 31, 2009 and unaudited balance sheet as of November 30, 2009, Pinnacle has not incurred any liability material to Pinnacle on a consolidated basis, except in the ordinary course of its business, consistent with past practices; suffered a change, or any event involving a prospective change, in the business, assets, financial condition, or results of operations of Pinnacle which has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, (other than as a result of changes or proposed changes in federal or state regulations of general applicability or interpretations thereof, changes in generally accepted accounting principles, and changes that could, under the circumstances, reasonably have been anticipated in light of disclosures made in writing by Pinnacle to Iron Eagle pursuant hereto); or subsequent to the date hereof, conducted its business and operations other than in the ordinary course of business and consistent with past practices. Pinnacle has no liability (and Pinnacle is not aware of any basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any of them giving rise to any liability which individually or is in the aggregate are reasonably likely to have a Material Adverse Effect on Pinnacle) except for (a) liabilities set forth on the face of the most recent balance sheet included in the Pinnacle Financial Statements, and (b) liabilities which have arisen after the date of such balance sheet in the ordinary course of business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, tort, infringement, or violation of law). As of the date of this Agreement, such liabilities are approximately One Hundred Thirty Thousand Dollars ($130,000), after taking into account the payment of certain liabilities with the $10,000 loan being advanced to Pinnacle as set forth in paragraph 1.3 above.) Schedule 4.11 sets forth all liabilities and incurred expenses of Pinnacle as of the date of this Agreement.

4.12 Termination of Existing Business Activities; Sale of Assets. Upon the Closing of this Transaction, Pinnacle shall immediately terminate any business activities in which it is or has been engaged. In addition, Pinnacle will use its best efforts to sell all of its existing equipment and other assets, including the shares it owns of The Saint James Company, Inc (STJC) and Green Energy Holdings (EGYH). All proceeds from the sale of Pinnacle’s assets will be used to pay off liabilities of Pinnacle and then for Pinnacle’s working capital and other corporate requirements, subject to approved directors and officers severance compensation plan. Such severance plan shall be paid to exiting directors or their assignees.

4.13 Capitalization. The authorized capital stock of Pinnacle consists of 500,000,000 shares of common stock, $.00001 par value of which 32,477,550 shares are presently issued and outstanding. Pinnacle has not granted, issued or agreed to grant, issue or make available any warrants, options, subscription rights or any other commitments of any character relating to the unissued shares of capital stock of Pinnacle. All of the Pinnacle Shares are duly authorized and validly issued, fully paid and non-assessable.

4.14 Contracts. A copy of each of the material contracts, instruments, mortgages, notes, security agreements, leases, agreements, or understandings, whether written or oral, to which Pinnacle is a party that relates to or affects the assets or operations of Pinnacle or to which Pinnacle's assets or operations may be bound or subject (collectively, the "Contracts"), has been provided to Iron Eagle. Each of the Contracts is a valid and binding obligation of Pinnacle and in full force and effect, except for where the failure to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect. For purposes of this Agreement a material contract shall be any contract or agreement involving consideration in excess of $10,000. There are no existing defaults by Pinnacle thereunder or, to the knowledge of Pinnacle, by any other party thereto, which defaults, individually or in the aggregate, would have a Material Adverse Effect.

4.15 Taxes. All required tax returns or federal, state, county, municipal, local, foreign and other taxes and assessments have been properly prepared and filed by Pinnacle for all years for which such returns are due unless an extension for filing any such return has been properly prepared and filed. Any and all federal, state, county, municipal, local, foreign and other taxes, assessments, including any and all interest, penalties and additions imposed with respect to such amounts have been paid or provided for. Pinnacle has never been audited by any local, state or federal tax authority.

4.16 Labor and Employment Matters. (a) Pinnacle is and has been in compliance in all respects with all applicable laws respecting employment and employment practices, terms, and conditions of employment and wages and hours, including, such laws respecting employment discrimination, equal opportunity, affirmative action, worker's compensation, occupational safety, and health requirements and unemployment insurance and related matters, and are not engaged in and have not engaged in any unfair labor practice; (b) no investigation or review by or before any governmental entity concerning any violations of any such applicable laws is pending nor, to the knowledge of Pinnacle is any such investigation threatened or has any such investigation occurred during the last three years, and no governmental entity has provided any notice to Pinnacle or otherwise asserted an intention to conduct any such investigation; (c) there is no labor strike, dispute, slowdown, or stoppage actually pending or threatened against Pinnacle; (d) no union representation question or union organizational activity exists respecting the employees of Pinnacle; (e) no collective bargaining agreement exists which is binding on Pinnacle; (f) Pinnacle has experienced no work stoppage or other labor difficulty; and (g) in the event of termination of the employment of any of the current officers, directors, employees, or agents of Pinnacle, Pinnacle shall not, pursuant to any agreement or by reason of anything done prior to the closing by Pinnacle be liable to any of said officers, directors, employees, or agents for so-called "severance pay" or any other similar payments or benefits, including, without limitation, post-employment healthcare (other than pursuant to COBRA) or insurance benefits, except to the extent that any matter in Items (a), (b), (f) and (g) could reasonably be expected individually or in the aggregate to have a Material Adverse Effect on Pinnacle.

4.17 State Anti-Takeover Statutes. The Pinnacle Board of Directors has approved this Agreement and the transactions contemplated hereby, and thereby such approval constitutes approval of the Agreement and other transactions contemplated hereby and thereby by the Pinnacle Board of Directors as required under Wyoming law. To the knowledge of Pinnacle, no state anti-takeover statute is applicable to the Exchange.

4.18 Absence of Certain Business Practices. Neither Pinnacle nor any director, officer, employer, or agent of the foregoing, nor any person acting on its behalf, directly or indirectly has to Pinnacle's knowledge given or agree to give any gift or similar benefit to any customer, supplier, governmental employee or other person which (a) might subject Iron Eagle to any damage or penalty in any civil, criminal, or governmental litigation or proceeding, (b) if not given in the past, might have had a Material Adverse Effect on Pinnacle, or (c) if not continued in the future, might have a Material Adverse Effect on Pinnacle or which might subject Pinnacle to suit or penalty in any private or governmental litigation or proceeding.

4.19 Internal Accounting Controls. Pinnacle maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

4.20 SEC Reports. Except as may be disclosed in its public filings with the SEC, Pinnacle has filed all reports required to be filed by it under the Exchange Act, except for the 10KSB for the period ended June 30, 2009, and the 10QSB for the period ended September 30, 2009, including pursuant to Section 13(a) or 15(d) thereof (the foregoing materials, including the exhibits thereto, being collectively referred to herein as the "SEC Reports"). The SEC Reports comply in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing.

4.21 SEC Inquiry. Pinnacle has not received and is not aware of any Investigation of Pinnacle by the SEC or any self-regulatory.

4.22 Full Disclosure. No representation or warranty by Pinnacle in this Agreement or in any document or schedule to be delivered by them pursuant hereto, and no written statement, certificate or instrument furnished or to be furnished to Iron Eagle pursuant hereto or in connection with the negotiation, execution or performance of this Agreement contains, or will contain, any untrue statement of a material fact or omits, or will omit, to state any fact necessary to make any statement herein or therein not materially misleading or necessary to a complete and correct presentation of all material aspects of the businesses of Pinnacle.

4.23 Reverse Stock Split. Prior to, or soon after the Closing Date, the Company shall approve and implement a One to Thirty (1:30) reverse split.

SECTION 5. COVENANTS

5.1. Examinations and Investigations. Prior to the Closing, the parties acknowledge that they have been entitled, through their employees and representatives, to make such investigation and verification of the assets, properties, business and operations, books, records and financial condition of the other, including communications with suppliers, vendors and customers, as they each may reasonably require. No investigation by a party hereto shall, however, diminish or waive in any way any of the representations, warranties, covenants or agreements of the other party under this Agreement. Consummation of this Agreement shall be subject to the fulfillment of due diligence procedures to the reasonable satisfaction of each of the parties hereto and their respective counsel.

5.2. Expenses. Each party hereto agrees to pay its own costs and expenses incurred in negotiating this Agreement and consummating the transactions described herein. Pinnacle expenses shall be covered by funds provided to it or by the sale of Pinnacle assets.

5.3. Further Assurances. The parties shall execute such documents and other papers and take such further action as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby. Each such party shall use its best efforts to fulfill or obtain in the fulfillment of the conditions to the Closing, including, without limitation, the execution and delivery of any documents or other papers, the execution and delivery of which are necessary or appropriate to the Closing.

5.6. Confidentiality. In the event the transactions contemplated by this Agreement are not consummated, each of the parties hereto agree to keep confidential any information disclosed to each other in connection therewith; provided, however, such obligation shall not apply to information which:

(a) at the time of disclosure was public knowledge;

(b) after the time of disclosure becomes public knowledge (except due to the action of the receiving party); or

(c) the receiving party had within its possession at the time of disclosure.

5.7 Stock Certificates and Consideration. At the Closing, the Shareholders shall have delivered the certificates representing the Iron Eagle Shares duly endorsed (or with executed stock powers) so as to make Pinnacle the sole owner thereof. At such Closing, Pinnacle shall issue the Pinnacle Shares to the Shareholders, which shares shall be delivered to the Escrow Agent as provided herein.

5.8 Management of Iron Eagle and Pinnacle. On the Closing Date, the directors and officers of Pinnacle shall take such actions as may be required to cause Jason Shapiro to be appointed to Pinnacle’s Board of Directors and to be appointed Chief Financial Officer of Pinnacle. Iron Eagle’s current officers and directors shall remain as the sole officers and directors of Iron Eagle.

5.9 Performance Obligation.  The Pinnacle Shares being delivered to the Escrow Agent shall be released from Escrow to the Iron Eagle Shareholders if within nine (9) months after the Closing Date, (i) Iron Eagle shall enter into one or more agreements to acquire construction, infrastructure or related companies with aggregate fiscal 2009 or last twelve (12) months audited EBITDA, adjusted for non-recurring expenses, of at least One Million Eight Hundred Thousand Dollars ($1,800,000); or (ii) Pinnacle’s Board of Directors unanimously votes to authorize the release of the Pinnacle Shares. It is agreed by and among the parties that Iron Eagle may cause any such acquisition to be completed in Pinnacle, in Iron Eagle or in a subsidiary of either company and that any acquisition may utilize cash and/or newly issued stock of either Pinnacle, Iron Eagle or a new subsidiary to complete such acquisitions. Pinnacle agrees and covenants that it will (i) assist Iron Eagle to the best of its ability to complete any such acquisition transactions proposed by Iron Eagle; (ii) take any necessary actions to authorize and issue new shares of stock to raise capital or for all or a portion of any acquisition purchase price; and (iii) not take any action that would in any way impede or prevent Iron Eagle from completing any proposed acquisition transaction. The Board of Pinnacle shall retain all voting rights as to any mergers or acquisitions. The Board shall approve the transactions if the majority of shareholders vote for such mergers or acquisitions and approval would not be unreasonable. In the event that Iron Eagle fails to complete an acquisition as detailed in this Paragraph 5.9, the Escrow Agent shall return all of the Pinnacle Shares to Pinnacle and Pinnacle shall be released from its obligation to repay the $10,000 loan detailed in Paragraph 1.3.

5.10  Issuance of shares for mergers or acquisitions to satisfy the Performance Obligation.  The first One Hundred and Eighty million (180,000,000) shares to be issued to acquire or merge companies to satisfy the Performance Obligation shall come from newly issued shares from Pinnacle. Shares issued to companies to satisfy the Performance Obligation above the first One Hundred and Eighty million (180,000,000) shares shall come from shares in the Escrow. As a condition of the Performance Obligation being met, the current 32,477,550 shares currently issued and outstanding prior to the Iron Eagle transaction shall represent a minimum of 5% of the total fully-diluted shares outstanding.

SECTION 6. THE CLOSING

         The closing (the "Closing") shall take place contemporaneously with the execution of this Agreement, or at such other time and place as is mutually agreed upon by Pinnacle, Iron Eagle and the Shareholders, following satisfaction or waiver of all conditions precedent to Closing. At the Closing, the parties shall provide each other with such documents as may be necessary or appropriate and customary in transactions of this sort in order to consummate the transactions contemplated hereby, including evidence of due authorization of the Agreement and the transactions contemplated hereby.

SECTION 7. CONDITIONS PRECEDENT TO CLOSING

7.1 Conditions Precedent to the Obligation of Pinnacle to Issue the Pinnacle Shares. The obligation of Pinnacle to issue the Pinnacle Shares to the Shareholders and to otherwise consummate the transactions contemplated hereby is subject to the satisfaction, at or before the Closing, of each of the conditions set forth below. These conditions are for Pinnacle's sole benefit and may be waived by Pinnacle at any time in its sole discretion.

(a) Accuracy of Iron Eagle's and the Shareholders' Representations and Warranties.  The representations and warranties of Iron Eagle and the Shareholders will be true and correct in all material respects as of the date when made and as of the Closing, as though made at that time.

(b) Performance by Iron Eagle and the Shareholders. Iron Eagle and the Shareholders shall have performed all agreements and satisfied all conditions required to be performed or satisfied by them at or prior to the Closing.

(c) No Injunction.  No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

(d) No Material Adverse Changes.  Iron Eagle shall have suffered no Material Adverse Effect.

(e) Miscellaneous. Iron Eagle and the Shareholders shall have delivered to Pinnacle such other documents relating to the transactions contemplated by this Agreement as Pinnacle may reasonably request.

7.2 Conditions Precedent to the Obligation of the Shareholders to Exchange Iron Eagle Shares.  The obligation of the Shareholders to exchange their Iron Eagle Shares for the Pinnacle Shares and to otherwise consummate the transactions contemplated hereby is subject to the satisfaction, at or before the Closing, of each of the conditions set forth below. These conditions are for the Shareholders' sole benefit and may be waived by Iron Eagle at any time in its sole discretion.

(a) Accuracy of Pinnacle's Representations and Warranties. The representations and   warranties of Pinnacle will be true and correct in all material respects as of the date when made and as of the Closing, as though made at that time.

(b) Performance by Pinnacle.  Pinnacle shall have performed all agreements and satisfied all conditions required to be performed or satisfied by them at or prior to the Closing.

(c) No Injunction.  No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

(d) No Material Adverse Changes.  Pinnacle shall have suffered no Material Adverse Effect.

(e) Miscellaneous. Pinnacle shall have delivered to the Shareholders such other documents relating to the transactions contemplated by this Agreement as the Shareholders may reasonably request.

SECTION 8. SURVIVAL OF REPRESENTATIONS AND WARRANTIES OF PINNACLE

Notwithstanding any right of Iron Eagle and the Shareholders fully to investigate the affairs of Pinnacle, Iron Eagle and the Shareholders shall have the right to rely fully upon the representations, warranties, covenants and agreements of Pinnacle contained in this Agreement or in any document delivered by Pinnacle or any of its representatives, in connection with the transactions contemplated by this Agreement. All such representations, warranties, covenants and agreements shall survive the execution and delivery hereof and the Closing hereunder for twenty-four (24)  months following the Closing.

SECTION 9. SURVIVAL OF REPRESENTATIONS AND WARRANTIES OF IRON EAGLE AND THE SHAREHOLDERS

Notwithstanding any right of Pinnacle fully to investigate the affairs of Iron Eagle, Pinnacle shall have the right to rely fully upon the representations, warranties, covenants and agreements of Iron Eagle and the Shareholders contained in this Agreement or in any document delivered to Pinnacle by Iron Eagle or any of its representatives, in connection with the transactions contemplated by this Agreement. All such representations, warranties, covenants and agreements shall survive the execution and delivery hereof and the Closing hereunder for twenty-four (24) months following the Closing.

SECTION 10. INDEMNIFICATION

10.1 Obligation of Pinnacle to Indemnify. Subject to the limitations on the survival of representations and warranties contained in Section 8, Pinnacle hereby agrees to indemnify, defend and hold harmless the Shareholders and Iron Eagle, to the extent provided for herein, from and against any losses, liabilities, damages, deficiencies, costs or expenses (including interest, penalties and reasonable attorneys' fees and disbursements) (a "Loss") based upon, arising out of, or otherwise due to any inaccuracy in or any breach of any representation, warranty, covenant or agreement of Pinnacle contained in this Agreement or in any document or other writing delivered pursuant to this Agreement.

10.2 Obligation of the Iron Eagle to Indemnify. Subject to the limitations on the survival of representations and warranties contained in Section 9, Iron Eagle agrees to indemnify, defend and hold harmless Pinnacle to the extent provided for herein from and against any Loss based upon, arising out of, or otherwise due to any inaccuracy in or any breach of any representation, warranty, covenant or agreement made by any of them and contained in this Agreement or in any document or other writing delivered pursuant to this Agreement.

SECTION 11. MISCELLANEOUS

11.1 Waivers. The waiver of a breach of this Agreement or the failure of any party hereto to exercise any right under this Agreement shall in no event constitute a waiver as to any future breach whether similar or dissimilar in nature or as to the exercise of any further right under this Agreement.

11.2 Amendment. This Agreement may be amended or modified only by an instrument of equal formality signed by the parties or the duly authorized representatives of the respective parties.

11.3 Assignment. This Agreement is not assignable except by operation of law.

11.4 Notices.  Until otherwise specified in writing, the mailing addresses of both parties of this Agreement shall be as follows:

To:	Iron Eagle Group
448 West 37th Street, Suite 9G
New York, NY 10018

With a copy to:	Mitchell Lampert, Esq.
Meister Seelig & Fein
140 East 45th Street
New York, NY 10017

The Shareholders: Addresses as Set forth on Schedule A

Pinnacle:

9600 E. Arapahoe Road, Suite 260
Englewood, Colorado 80112

Any notice or statement given under this Agreement shall be deemed to have been given if sent by registered mail addressed to the other party at the address indicated above or at such other address as may be furnished in writing to the addressor.

11.5 Governing Law; Venue. This Agreement shall be governed and construed in accordance with the laws of the State of Nevada, without regard to the conflicts of law provisions thereof. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the County of New York, State of New York, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this agreement in that jurisdiction or the validity or enforceability of any provision of this agreement in any other jurisdiction. EACH PARTY HERETO IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY.

11.6 Publicity. No publicity release or announcement concerning this Agreement or the transactions contemplated hereby shall be issued by either party hereto at any time from the signing hereof without advance approval in writing of the form and substance thereof by the other party.

11.7 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) and the collateral agreements executed in connection with the consummation of the transactions contemplated herein contain the entire agreement among the parties with respect to the Exchange and related transactions, and supersede all prior agreements, written or oral, with respect thereto.

11.8 Headings. The headings in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

11.9 Severability of Provisions. The invalidity or unenforceability of any term, phrase, clause, paragraph, restriction, covenant, agreement or other provision of this Agreement shall in no way affect the validity or enforcement of any other provision or any part thereof.

11.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which, when so executed, shall constitute an original copy hereof, but all of which together shall consider but one and the same document.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

PINNACLE RESOUCES, INC.	IRON EAGLE GROUP

By:	By:
Name:	Name:
Title: CEO	Title:

SHAREHOLDERS

By:	By:
Name:	Name:

By:	By:
Name:	Name:

SCHEDULE A

IRON EAGLE GROUP, INC. EXCHANGE WITH PINNACLE RESOURCES, INC.

Name	Address	Shares Owned	% Owned	Pinnacle Shares to be Received
Jake Shapiro	448 West 37th Street, Suite 9G New York, NY 10018	265.46667	26.547%	99,149,630
Stephen W. Gropp	1803 North Stafford Street Arlington, VA 22207	265.46667	26.547%	99,149,630
Jason Shapiro	448 West 37th Street, Suite 9G New York, NY 10018	265.46667	26.547%	99,149,630
Nevada Irrevocable Trust	3540 W. Sahara Ave. Suite 153 Las Vegas, NV 89102	91.80000	9.180%	34,286,550
June J. Masaki	59 Damonte Rancn Parkway Suite B - 4296 Reno, NV 89521	91.80000	9.180%	34,286,550
George F Matin	10790 Wilshire Bl Suite 801 Los Angeles, CA 90024	10.00000	1.000%	3,734,918
Meister Seelig	Two Grand Central Tower 140 East 45th Street , 19th Floor New York, NY 10017	10.00000	1.000%	3,734,918
Total Shareholdings		1,000.00000	100.000%	373,491,825